FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Change in Director

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

This is further to our earlier letter dated June 18, 2018 vide which the Bank had attached a press release detailing the changes in the Key Managerial Personnel as well as informing the fact that ICICI Bank Board had recommended to the Board of Directors of ICICI Prudential Life Insurance Company to appoint Mr. N. S. Kannan as the Managing Director & Chief Executive Officer (CEO) of the company subject to regulatory and other approvals.

The Board of Directors of ICICI Prudential Life Insurance Company Limited (Company) has appointed Mr. N. S. Kannan, Executive Director at ICICI Bank, as Managing Director & Chief Executive Officer of the Company with effect from June 19, 2018, subject to approval of Insurance Regulatory Development Authority of India (IRDAI) and Members of the Company.

Pursuant to the aforesaid movement, we wish to inform that Mr. N. S. Kannan ceases to be the Executive Director of ICICI Bank Limited effective close of business hours on June 18, 2018. Please take this submission on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 19, 2018	By:	/s/ Shanthi Venkatesan
			Name:	Ms. Shanthi Venkatesan
			Title:	Deputy General Manager